

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2021

Steve R. Carchedi
Chief Executive Officer
Allarity Therapeutics, Inc.
210 Broadway, Suite 201
Cambridge, MA 02139

> **Re: Allarity Therapeutics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 29, 2021**
> **File No. 333-259484**

Dear Mr. Carchedi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Summary of Information Statement/Prospectus
The pursuit of clinical stage assets, page 13

1.   We note your response to prior comment 8. You continue to state that you "strive to identify and pursue novel oncology therapeutic candidates that have advanced beyond Phase 1 clinical trials that demonstrated the candidate is well tolerated by the tested patient population, and are preferably Phase 2 or Phase 3 clinical stage, having previously shown signs of anti-cancer activity in patients." You may explain your strategy but may not imply that any of your product candidates have been demonstrated to be effective. Please revise your disclosure accordingly. Please revise similar disclosure throughout your registration statement that presents your conclusions regarding efficacy, e.g., your

Steve R. Carchedi
Allarity Therapeutics, Inc.
October 14, 2021
Page 2

statement on page 116 that "dovitinib has shown promising anti-tumor activity…"

Our Pipeline of Therapeutic Candidates, page 14

2.   We note your response to our prior comment 10 and reissue the comment in part. Please revise the column heading "Phase 1/2" to reflect "Phase 1."

Risk Factors
General Risk Factors Related to Owning our Common Stock and this Offering, page 74

3.   We note your response to our prior comment 14 and reissue the comment. Please revise this section to relocate any generic risk factors you present to the end of the section under the caption "General Risk Factors." For example, but without limitation, risks related to business interruptions or to your internal computer systems could apply to nearly any issuer in your industry and even in other industries. Refer to Item 105(a) of Regulation S-K.

Our Certificate of Incorporation designates the Court of Chancery of the State of Delaware, page 80

4.   We note your response to our prior comment 15 and reissue the comment in part. Your current bylaws, filed as exhibit 3.2, state on page 26 that the exclusive forum provision does not apply to actions arising under the Securities Act of 1933, but is silent as to whether it applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly.

Material U.S. Federal Income Tax Consequences of the Recapitalization Share Exchange as a Tax-Free Reorganization, page 87

5.   We note your response to prior comment 16. Please revise Exhibit 8.1 to state clearly that the disclosure in the tax consequences section is the opinion of counsel. It is not sufficient to opine on the manner in which the material tax consequences are described in the prospectus. Refer to Sections III.B. 2 and C.2 of Staff Legal Bulletin No. 19.

Allarity's Business
Priority Therapeutic Programs, page 112

6.   We note your response to our prior comment 20 and we reissue our comment. For each of your priority assets that are former drug candidates of large pharmaceutical companies, please include in your description of the pre-clinical and clinical trials for those candidates a discussion of any failures in past clinical studies and why those studies may have been stopped or abandoned. For example, please revise the descriptions of prior clinical studies related to dovitinib, specifically for A2107 and A2302 on pages 116 and 117, that do not appear to include a clear indication of why these studies were abandoned by Novartis. Similarly, please revise your disclosure on page 135 with respect to prior clinical trials of

stenoparib that currently states that "[f]urther clinical evaluation was stopped, as it was decided to stop the clinical development" to clarify why any prior clinical trials had failed and why the clinical evaluation was abandoned.

Intellectual Property, page 179

7. We note your response to our prior comment 23 and reissue the comment in part. Please revise this section to segregate patents that are owned and patents that are in-licensed. Additionally, please add disclosure for patents related to LiPlaCis and 2X-111, as you have done for your other material assets. Please also disclose the specific key foreign jurisdictions in which you are pursing patent applications for your ixabepilone patent portfolio.

License Agreement with Novartis Pharma for Dovitinib, page 180

8. We note your response to prior comment 25 and we reissue in part. We note your references to a "very low double digit percentage," "slightly higher double digit percentage" and "slightly lower mid-level double digit percentage." Please revise this section to disclose the applicable royalty rate or range not to exceed ten percentage points per tier. Please make similar revisions to the description of your royalty obligations under your license agreement with Eisai and under your development, option and license agreement with R-Pharm.

    Please also add disclosure in the Summary and under an appropriate heading in the Risk Factors section discussing the extent to which you in-license the intellectual property related to assets dovitinib and stenoparib.

9. Please expand your disclosure to describe all material terms of your license agreements with LiPlasome and 2-BBB Medicines BV, which are filed as exhibits 10.3 and 10.4, including:
    *   description and quantification of the benefits and obligations under the agreement,
    *   quantification of all payments made to date,
    *   disclosure of the aggregate amount of all potential development, regulatory and commercial milestone payments,
    *   quantification of the royalty rate, or a range no greater than 10 percentage points per tier, and
    *   term and termination provisions.

Research and Development Expenses, page 222

10. Please tell us how patent costs meet the definition of research and development expenses in ASC 730-10 as these costs appear to be the same or similar to activities described in ASC 730-10-55-2i, which are not generally considered research and development.

<u>Item 21. Exhibits and Financial Statement Schedules, page II-2</u>

11.   We note that the exhibits for your first and second amendments to your license agreement with Eisai appear to be switched such that the file corresponding to exhibit 10.11 is the second amendment rather than the first amendment as listed here. Please refile these exhibits to correspond with the exhibit numbers provided in the list of exhibits.

  You may contact Nudrat Salik at (202) 551-3692 or Vanessa Robertson at (202) 551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Christine Westbrook at (202) 551-5019 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Scott E. Bartel, Esq.